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NEWMONT

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203              NEWS RELEASE
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Media Contact:                      Investor Contact:
Doug Hock                           Wendy Yang
303-837-5812                        303-837-6141



NEWMONT PROVIDES BETTER ALTERNATIVE FOR NORMANDY SHAREHOLDERS; DETERMINED TO GIVE NORMANDY SHAREHOLDERS A CHOICE

DENVER, November 26, 2001 -- Newmont Mining Corporation (NYSE: NEM) emphasized today that Newmont provides a better alternative for the shareholders of Normandy Mining Ltd. (ASX: NDY) than the offer made by AngloGold Limited, based in South Africa.

"I am disappointed that rather than focusing on shareholder value, AngloGold is apparently attempting to deny Normandy shareholders their ability to make a choice. We are committed to getting our offer - which has been unanimously endorsed by the Normandy Board - out to Normandy shareholders as soon as possible," said Wayne Murdy, Newmont President and Chief Executive Officer.

Murdy continued, "Normandy shareholders are entitled to get a fair opportunity to consider our offer. We believe that our agreements with Franco-Nevada and Normandy were entered into in accordance with all applicable legal requirements in Australia, Canada and the United States and we will vigorously defend any challenges by AngloGold."

NEWMONT PROVIDES SIGNIFICANT BENEFITS TO NORMANDY SHAREHOLDERS

Commenting on the two offers, Murdy said "We're creating the best gold investment vehicle in the world, providing shareholders ownership in a North American company with a strong currency and the most liquid gold stock, with upside and growth potential. The Newmont offer provides more certain long term value creation than the South African alternative."

"Investors have a decision to make - the clear choice for value creations is Newmont," said Murdy. The Normandy Board of Directors has unanimously rejected the AngloGold offer.

In contrast to the South African offer, Newmont offers Normandy shareholders:

    o Immediate ownership in a North American company, with the premium rating accorded to those markets - not the promise of "re-rating."




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    o  Significant leverage to the gold price - not a philosophy of hedging production, which removes upside from gold price appreciation. Newmont believes in gold and believes its investors want exposure to the gold price.

    o The possible receipt of Newmont shares on a tax-deferred basis, assuming holders of a sufficient number of Normandy shares accept the Newmont offer, thereby providing additional value to Normandy shareholders who wish to defer their realization of gains.

    o Balanced political and operating risk -following the completion of these transactions, Newmont will generate nearly 70% of production from countries rated AAA by S&P, in addition to a significant contribution from Yanacocha in Peru, which we believe is the best gold mine in the world. We believe that the combined company will have one of the most balanced and highest quality portfolios of operating properties in the gold mining industry.

    o A strong balance sheet and financial flexibility-- these transactions significantly strengthen Newmont's balance sheet and provide the flexibility to maintain strong credit ratios and develop Normandy's attractive projects and exploration efforts.

Following successful completion of the Normandy and Franco-Nevada transactions, Newmont will be:

o The largest gold company in the world in terms of reserves, production and EBITDA;

o Well-capitalized, with an excellent balance sheet and the financial strength to advance Normandy's many attractive development projects;

o Uniquely positioned with attractive exploration properties around the world for development in the right gold price environment;

o One of the most actively traded gold stocks, listed in multiple international trading markets;

o An international company with a diversified asset base and balanced geographic production profile; and

o Australia's largest gold producer, with Australia serving as the platform for the company's Pacific-based operations.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange
Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.




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